--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13-D

                    Under the Securities Exchange Act of 1934




                           Federal Trust Corporation.
                                (Name of Issuer)

                       ----------------------------------
                          Common Stock, $0.01 par value
                         (Title of Class of Securities)



                                   314012 10 5
                               ------------------
                                 (CUSIP Number)




                              A. George Igler, Esq.
                             Igler & Dougherty, P.A.
                              1501 Park Avenue East
                           Tallahassee, Florida 32301
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box (___).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314012 10 5

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           A. George Igler
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

           PF, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [__]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                                              7.
      NUMBER OF                                     SOLE VOTING POWER

       SHARES                                              516,538
                                              ----------------------------------
     BENEFICIALLY                             8.
                                                    SHARED VOTING POWER
      OWNED BY
                                                             9,233
        EACH                                  ----------------------------------
                                              9.
      REPORTING                                     SOLE DISPOSITIVE POWER

       PERSON                                               10,000
                                              ----------------------------------
        WITH                                  10.
                                                    SHARED DISPOSITIVE POWER

                                                           515,771
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           525,771

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [__]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.56%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 314012 10 5

Item 1.    Security and Issuer
           -------------------

           This Statement relates to the voting Common Stock, par value $.01 per share ("Common Stock"), of Federal Trust Corporation, a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is Post Office Box 1867, Sanford, Florida 32772-1867.

Item 2.    Identity and Background
           -----------------------

           (a)    A. George Igler

           (b)    1501 Park Avenue East, Tallahassee, Florida 32301

           (c) Attorney; Igler & Dougherty, P.A.; 1501 Park Avenue East, Tallahassee, Florida 32301

           (d)    During  the  last five years,  A. George Igler  has  not  been
                  convicted   in  a  criminal   proceeding   (excluding  traffic
                  violations or similar misdemeanors).

           (e) During the last five years, A. George Igler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f)    United States of America

Item 3.    Source and Amount of Funds or Other Considerations
           --------------------------------------------------

                  A. George Igler acquired 2,500 shares with personal funds; 7,500 shares are subject to presently exercisable stock options; 9,233 shares are owned as joint tenants with the right of survivorship with Nina Igler; and 506,538 were deposited into a Voting Trust of which Mr. Igler is the interim voting trustee.

Item 4.    Purpose of Transaction
           ----------------------

                  The 11,733 shares were acquired for investment purposes; the 7,500 shares subject to presently exercisable options were granted incident to Mr. Igler's election as a director of the Issuer; the 506,538 shares were acquired in Mr. Igler's capacity as interim voting trustee pursuant to the terms of the private placement in which the shares were issued.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

           (a)-(b) Information concerning the amount and percentage of shares of Common Stock beneficially owned by each of the reporting persons as of January 12, 2001, is set forth below and is based upon the number of shares of Common Stock outstanding on March 29, 2002:

CUSIP No. 314012 10 5


                       Sole           Shared                      Percentage of
                    Voting and      Voting and      Aggregate      Outstanding
   Reporting        Dispositive     Dispositive     Beneficial      Shares of
    Person             Power           Power        Ownership      Common Stock
   --------           -------         -------       ---------     -------------
A. George Igler       10,000          515,771        525,771          9.56%

           Voting and Dispositive Power is shared with:

           1.     (a)     Nina Igler (9,233 shares)

                  (b)     1501 Park Avenue East, Tallahassee, Florida 32301

                  (c)     Retired

                  (d) During the last five years, Nina Igler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Nina Igler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f)     United States of America

           2.     (a)     James M. Rudnick  (beneficiary of Voting Trust-252,693
                          shares)

                  (b)     P.O. Box 13633, Tallahassee, Florida 32317

                  (c) Real Estate Developer; Rudnick Development, Inc.; P.O. Box 13633, Tallahassee, Florida 32317

                  (d) During the last five years, James M.. Rudnick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, James M. Rudnick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f)     United States of America

           3.     (a)     Donald  T. Carrigan  (beneficiary  of  Voting  Trust -
                          207,692 shares)

CUSIP No. 314012 10 5

                  (b)     113 S. Adams Street, Tallahassee, Florida 32317

                  (c) Self Employed Real Estate Developer; 113 S. Adams Street, Tallahassee, Florida 32317

                  (d) During the last five years, Donald T. Carrigan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Donald T. Carrigan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f)     United States of America

           4.     (a)     Joseph R. Boyd  (beneficiary  of Voting Trust - 46,153
                          shares)

                  (b)     1407 Piedmont Drive East, Tallahassee, Florida 32317

                  (c) Attorney; Boyd, Lindsey & Sliger, P.A..; 1407 Piedmont Drive East, Tallahassee, Florida 32317

                  (d) During the last five years, Joseph R. Boyd has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Joseph R. Boyd has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f)     United States of America


           (c) Not applicable.

           (d) Not applicable.

           (e) Not applicable.


Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

           Pursuant to the terms of the Voting Trust Agreement, as amended, the interim voting trustee has sole voting power over the shares, but may not sell or otherwise alienate the shares. The Voting Trust shall

CUSIP No. 314012 10 5

           terminate upon the earlier of: (i) July 31, 2006; (ii) the cessation of James V. Suskiewich's service on Federal Trust's Board of Directors; (iii) a change-in-control of Federal Trust; (iv) Federal Trust's exercise of an option to purchase the Sanford office building; or (v) the resignation of Mr. Suskiewich as Voting Trustee.

Item 7.    Material to be Filed as Exhibits
           --------------------------------

           Exhibit 1     Voting Trust Agreement
           Exhibit 2     First Amendment to Voting Trust Agreement





                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  April 12, 2002

                                       /s/ A. George Igler
                                       -----------------------------------------
                                        A. George Igler

CUSIP No. 314012 10 5

                                  Schedule 13D

                                  Exhibit Index

Exhibit
-------

Exhibit 1     Voting Trust Agreement
Exhibit 2     First Amendment to Voting Trust Agreement

EXHIBIT 1
                             VOTING TRUST AGREEMENT



     THIS AGREEMENT ("Agreement") is made as of the 31st day of July, 2001, by and among Federal Trust Corporation ("FTC"), James V. Suskiewich ("Voting Trustee"), James M. Rudnick ("Rudnick"), Donald T. Carrigan ("Carrigan") and Joseph R. Boyd ("Boyd") (collectively, Rudnick, Carrigan and Boyd are referred to herein as the "Shareholders").


                                R E C I T A L S:

     WHEREAS, the Shareholders wish to transfer all of the Shareholders' voting power with respect to the stock certificates set forth in Addendum A ("Certificates") representing 538,461 shares of FTC common stock ("Common Stock") owned by the Shareholders ("Shares") to the Voting Trustee in order to provide for continuity and ease of management and to provide for uniformity in decision making resulting from the control of the Shares by the Voting Trustee; and

     WHEREAS, the Voting Trustee has agreed to hold the Shares and to act as Voting Trustee of the Shares as provided herein;

     NOW, THEREFORE, in consideration of the sum of TEN AND NO/100 DOLLARS ($10.00), premises, mutual promises, conditions and terms contained herein, and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1.    Recitals. The above recitals are true, correct and complete.
           --------

     2.    Transfer of Shares. Upon the execution hereof, the Shareholders shall
           ------------------
endorse, transfer, assign and deliver unto the Voting Trustee the Common Stock represented by the Certificates to reflect the transfer on FTC's books and records. Any substitute stock certificate issued by FTC representing the Shares shall immediately be delivered to the Voting Trustee to be held hereunder.

     3.    Voting Trust. The voting trust shall terminate upon the  earliest of:
           ------------
(i) July 31, 2006; (ii) the cessation of the Voting Trustee's service on FTC's Board of Directors; (iii) a Change-in- Control of FTC (as defined in Section 4);
(iv) the transfer of the real property from First Tower Sanford Partners of Tallahassee, Inc. ("First Tower") to FTC, which FTC is presently leasing pursuant to that certain Agreement to Lease and Option to Purchase Real Property, dated as of July 31, 2001; or (v) the mutual written agreement of the parties hereto. With the exception of any shares issued due to a stock split, stock dividend, or other such share adjustment, any additional Common Stock or securities issued by FTC to the Shareholders shall not be deemed subject to this voting trust, unless specifically transferred to the Voting Trustee by the Shareholders. During the term of this Agreement, the Voting Trustee shall have the exclusive right to vote the Shares at any and all meetings of FTC's shareholders and to execute any and all written consents in lieu of meetings, except as may be expressly prohibited by law or as otherwise set forth herein. The Voting Trustee may vote by proxy or execute a written consent in lieu of voting in all cases. The power of the Voting Trustees shall not include the right to sell or otherwise alienate the Shares, and that power shall not be exercised involuntary by a creditor, court of law or other governmental agency.

CUSIP No. 314012 10 5


     4.    Change-in-Control.  "Change-in-Control"  is defined herein to mean an
           -----------------
event where a person or entity: (i) directly or indirectly, or acting through one or more other persons or entities, owns, controls or has power to vote more than 50% of any class of the then outstanding voting securities of FTC; or (ii) controls in any manner the election of a majority of the directors of FTC. For purposes of this Agreement, a Change-in-Control shall be deemed not to have occurred in connection with a reorganization, consolidation, or merger of FTC where the shareholders of FTC, immediately before the consummation of the transaction, will own over 50% of the total combined voting power of all classes of stock entitled to vote of the surviving entity immediately after such transaction.

     5.    Voting Trust Certificates.  Upon  receipt  of the  stock certificates
           -------------------------
evidencing the Shares, the Voting Trustee shall deliver a voting trust certificate in the form attached hereto as Exhibit A to each of the Shareholders reflecting the Shares transferred to the Voting Trustee to be held hereunder. In the event of termination of this Agreement, the Voting Trustee shall execute and deliver to the Shareholders documents reflecting the return of the stock certificates and evidencing the Shares upon surrender of the applicable voting trust certificate to the Voting Trustee.

     6.    Benefits of Ownership.   Notwithstanding  anything  to  the contrary,
           ---------------------
during the term of this agreement, the Voting Trustee's rights shall be exclusively limited to voting rights, except as otherwise set forth herein. The Voting Trustee shall have no right to any dividends, distributions, payments or proceeds made by FTC. Such dividends, distributions, payments and proceeds shall be made directly to the Shareholders. During the first two years of the term of this Agreement, the Shareholders shall not sell or otherwise transfer the Shares. Beginning in the third year, the Shareholders shall each be permitted to sell or otherwise transfer the following amounts of Shares per year, on a cumulative basis:

                        Rudnick            56,923 Shares
                        Carrigan           41,538 Shares
                        Boyd                 9,231 Shares

The Shareholders shall also be permitted to assign their respective rights to sell or otherwise transfer the Shares amongst each other; provided, however, that the aggregate number of Shares which become salable or otherwise transferable in each year shall not exceed 107,692 Shares. Any Shares sold or otherwise transferred by the Shareholders during the term of this Agreement, shall be released from the terms of this Agreement.

     7.    Liability.   The  Voting Trustee shall  vote the Shares in accordance
           ---------
with FTC's Board of Directors' recommendations to FTC's shareholders on each proposal or item presented to FTC's shareholders, whether at meetings or by proxy or written consent, but shall not be liable to the Shareholders for the consequences of any votes cast or proxies or consents given by the Voting Trustee in good faith and in the absence of gross negligence.

CUSIP No. 314012 10 5

     8.    Waiver. No waiver is enforceable unless in writing and signed by such
           ------
waiving party and not a result of coercion or threat, and any waiver shall not be construed as a waiver by any other party or of any other or subsequent breach.

     9.    Amendments and Continuation. This Agreement may not be amended unless
           ---------------------------
by the mutual consent of the parties hereto in writing.

     10.   Governing Law.  This Agreement  shall  be governed by the laws of the
           -------------
State of Florida, and the sole venue for any action arising hereunder shall be Seminole County, Florida.

     11.   Assignment and Binding Effect. Neither this Agreement nor  any of the
           -----------------------------
rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto. This Agreement shall be binding upon and for the benefit of the parties hereto and their respective heirs, permitted successors, assigns and/or delegates.

     12.   Confidentiality.  The  terms  of  this Agreement and the voting trust
           ---------------
certificate, including any substitution or addition, shall be kept confidential by the parties hereto unless and to the extent that the parties hereto consent otherwise.

     13.   Integration  and  Captions.    This  Agreement  includes  the  entire
           --------------------------
understanding of the parties hereto with respect to the subject matter hereof. The captions herein are for convenience and shall not control the interpretation of this Agreement.

     14.   Legal Representation.  Each party has been represented by independent
           --------------------
legal counsel in connection with this Agreement, or each has had the opportunity to obtain independent legal counsel and has waived such right.

     15.   Construction.   By  the execution hereof, each party acknowledges and
           ------------
agrees having had the opportunity to review, negotiate and approve all of the provisions of this Agreement, and the parties waive the normal rule of construction that any ambiguities in this Agreement shall be construed against the party who drafted the Agreement.

     16.   Notices.   All  notices,  requests,  demands or other  communications
           -------
required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed by registered or certified mail, return receipt requested and postage prepaid:

     If to Rudnick:            James M. Rudnick
                               P.O. Box 13633
                               Tallahassee, Florida 32317

                               (Federal Express)
                               226 North Duval
                               Tallahassee, Florida 32301

CUSIP No. 314012 10 5

     If to Carrigan:               Donald T. Carrigan
                                   113 S. Adams Street
                                   Tallahassee, Florida 32317

     If to Boyd:                   Joseph R. Boyd
                                   1407 Piedmont Drive East
                                   Tallahassee, Florida 32317

     If to FTC:                    Federal Trust Corporation
                                   312 West First Street, Suite 400
                                   Sanford, Florida 32771
                                   Attention: James V. Suskiewich, President and
                                   Chief Executive Officer

     If to the Voting Trustee:     James V. Suskiewich, President and Chief
                                   Executive Officer
                                   Federal Trust Corporation
                                   312 West First Street, Suite 400
                                   Sanford, Florida 32771

Except, if any party later designates any other address by written notification of same to all of the other parties.

     17.   Cooperation.  The parties  agree to execute such reasonably necessary
           -----------
documents to carry out the intent and purpose of this Agreement as set forth herein above.

     18.   Fees, Costs and Expenses.  Each of the parties hereto acknowledge and
           ------------------------
agree to pay the fees, costs and expenses incurred by each such party incident to this Agreement without reimbursement from the other parties.

     19.   Consents and Authorizations.   By  the execution  herein below,  each
           ---------------------------
party acknowledges and agrees that such party has the full right, power, legal capacity and authority to enter into this Agreement, and the same constitutes a valid and legally binding agreement of each such party in accordance with the terms conditions and other provisions contained herein.

     20.   Gender and Number.  Unless the context otherwise required, references
           -----------------
in this Agreement to any gender shall be construed to include all other genders. References in the singular shall be construed to include the plural, and references in the plural shall be construed to include the singular.

     21.   Severability.  In  the event any one (1) or more of the provisions of
           ------------
this Agreement shall be deemed unenforceable by any court of competent jurisdiction for any reason whatsoever, this Agreement shall e construed as if such unenforceable provision had never been contained herein.

CUSIP No. 314012 10 5

     22.   Attorneys' Fees.  In  the event any party shall seek  to enforce this
           ---------------
Agreement in the event of a default, the prevailing party shall be entitled to receive reasonable attorneys' fees and costs incurred through all litigation from the other parties to this Agreement.

     23.   Counterparts.  This  Agreement  may be executed in counterparts,  and
           ------------
each such counterpart shall be deemed to be an original.

     IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

                                           FEDERAL TRUST CORPORATION

                                           By:/s/ James V. Suskiewich
                                              James V. Suskiewich
                                           President and Chief Executive Officer


                                           RUDNICK:

                                           /s/ James M. Rudnick
                                           James M. Rudnick


                                           CARRIGAN:

                                           /s/ Donald T. Carrigan
                                           Donald T. Carrigan


                                           BOYD:

                                           /s/ Joseph R. Boyd
                                           Joseph R. Boyd


                                           VOTING TRUSTEE

                                           /s/ James V. Suskiewich
                                           James V. Suskiewich

CUSIP No. 314012 10 5


                            VOTING TRUST CERTIFICATE



     FOR VALUE RECEIVED, JAMES V. SUSKIEWICH, Voting Trustee, does hereby accept and agree to hold in trust  pursuant to the term of that  certain  Voting  Trust

Agreement by and among Federal Trust Corporation,  James V. Suskiewich, James M.

Rudnick,  Donald T.  Carrigan  and  Joseph R.  Boyd,  dated  ___________,  2001,

_________  shares of Federal  Trust  Corporation  common stock owned by James M.

Rudnick and represented by Certificates No. ___.




     Dated: ___________________________.





                                                 -------------------------------
                                                 JAMES V. SUSKIEWICH




     In presence of:

     ----------------------------------


     ----------------------------------

CUSIP No. 314012 10 5

                            VOTING TRUST CERTIFICATE



     FOR VALUE RECEIVED, JAMES V. SUSKIEWICH, Voting Trustee, does hereby accept and agree to hold in trust  pursuant to the term of that  certain  Voting  Trust

Agreement by and among Federal Trust Corporation,  James V. Suskiewich, James M.

Rudnick,  Donald T.  Carrigan  and  Joseph R.  Boyd,  dated  ___________,  2001,

_________  shares of Federal Trust  Corporation  common stock owned by Donald T.

Carrigan and represented by Certificates No. ___.



     Dated: ___________________________.



                                                 -------------------------------
                                                 JAMES V. SUSKIEWICH



     In presence of:

     ----------------------------------


     ----------------------------------

CUSIP No. 314012 10 5

                            VOTING TRUST CERTIFICATE



     FOR VALUE RECEIVED, JAMES V. SUSKIEWICH, Voting Trustee, does hereby accept and agree to hold in trust  pursuant to the term of that  certain  Voting  Trust

Agreement by and among Federal Trust Corporation,  James V. Suskiewich, James M.

Rudnick,  Donald T.  Carrigan  and  Joseph R.  Boyd,  dated  ___________,  2001,

_________  shares of Federal Trust  Corporation  common stock owned by Joseph R.

Boyd and represented by Certificates No. ___.




     Dated: ___________________________.



                                                 -------------------------------
                                                 JAMES V. SUSKIEWICH



     In presence of:

     ----------------------------------


     ----------------------------------

CUSIP No. 314012 10 5

                                   ADDENDUM A


James M. Rudnick

         Stock Certificate No. _________(56,923 shares)
         Stock Certificate No. _________(20,770 shares)
         Stock Certificate No. _________(25,000 shares)
         Stock Certificate No. _________(25,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(56,923 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)


Donald T. Carrigan

         Stock Certificate No. _________(41,538 shares)
         Stock Certificate No. _________(41,538 shares)
         Stock Certificate No. _________(24,616 shares)
         Stock Certificate No. _________(25,000 shares)
         Stock Certificate No. _________(25,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)


Joseph R. Boyd

         Stock Certificate No. _________(9,231 shares)
         Stock Certificate No. _________(9,231 shares)
         Stock Certificate No. _________(7,691 shares)
         Stock Certificate No. _________(10,000 shares)
         Stock Certificate No. _________(10,000 shares)

EXHIBIT 2
                               FIRST AMENDMENT TO
                             VOTING TRUST AGREEMENT

     This FIRST AMENDMENT TO VOTING TRUST AGREEMENT ("Amendment") is made as of the 20th day of September, 2001, by and among Federal Trust Corporation ("FTC"), James V. Suskiewich ("Voting Trustee"), James M. Rudnick ("Rudnick"), Donald T. Carrigan ("Carrigan"), Joseph R. Boyd ("Boyd") and A. George Igler ("Interim Voting Trustee") (collectively, Rudnick, Carrigan and Boyd are referred to herein as the "Shareholders"; FTC, the Voting Trustee and the Shareholders are referred to herein as the "Original Parties"; and Interim Voting Trustee and the Original Parties are referred to herein as the "Parties").


                                R E C I T A L S:

     WHEREAS, the Original Parties entered into that certain Voting Trust Agreement effective as of July 31, 2001 ("Agreement"), whereby the Shareholders agreed to transfer all of their voting power with respect to 538,461 shares of FTC common stock ("Common Stock") to be acquired by the Shareholders ("Shares") and then transferred to the Voting Trustee in order to provide for continuity and ease of management and to provide for uniformity in decision making resulting from the control of the Shares by the Voting Trustee;

     WHEREAS, the Voting Trustee agreed to hold the Shares and to act as Voting Trustee of the Shares as provided in the Agreement; and

     WHEREAS, pending regulatory approval of the Voting Trustee acting in such capacity with regard to the Common Stock, the Parties wish to designate Interim Voting Trustee to act as Interim Voting Trustee.

     NOW, THEREFORE, in consideration of the sum of TEN AND NO/100 DOLLARS ($10.00), premises, mutual promises, conditions and terms contained herein, and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

     1.  Interim Voting Trustee.  Until such time as the Voting Trustee receives
         ----------------------
approval from the Office of Thrift Supervision ("OTS") to exercise voting control over the Common Stock pursuant to the Agreement, Interim Voting Trustee shall assume all the rights, duties and obligations of the Voting Trustee under the Agreement and act as Interim Voting Trustee. In the event the Voting Trustee fails to receive OTS approval the Interim Voting Trustee shall become the Successor Trustee. If the Successor Trustee fails to serve for any reason the Voting Trust shall terminate.

     2.  Voting Trust.  Section 3 of the Agreement is hereby amended to add a
         ------------
provision that the Voting Trust shall terminate upon the resignation of the Voting Trustee.

     3.  Notices.   All  notices,  requests,  demands  or  other  communications
         -------
required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed by registered or certified mail, return receipt requested and postage prepaid:

     If to Interim Voting Trustee:      A. George Igler
                                        Igler & Dougherty, P.A.
                                        1501 Park Avenue East
                                        Tallahassee, Florida 32301

CUSIP No. 314012 10 5

     4.  Counterparts. This Amendment may be executed in counterparts,  and each
         ------------
such counterpart shall be deemed to be an original.

     5.  Remainder of Agreement.   Except as  set forth herein, the remainder of
         ----------------------
the Agreement shall remain unchanged and in full force and effect.


     IN WITNESS WHEREOF, the Parties have executed this agreement as of the date first written above.


FEDERAL TRUST CORPORATION

By:/s/ James V. Suskiewich
       James V. Suskiewich
       President and Chief Executive Officer

RUDNICK:

/s/ James M. Rudnick
James M. Rudnick

CARRIGAN:

/s/ Donald T. Carrigan
Donald T. Carrigan

BOYD:

/s/ Joseph R. Boyd
Joseph R. Boyd

VOTING TRUSTEE:

/s/ James V. Suskiewich
James V. Suskiewich

INTERIM VOTING TRUSTEE:

/s/ A. George Igler
A. George Igler